ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

September 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 September 2006 (ASX – Financial Report for the half-year ended 30 June 2006)

dlw
9/7

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED

RECEIVED
2006 SEP -7 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(ABN 41 009 117 293)

FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2006

FIRST AUSTRALIAN RESOURCES LIMITED

(ABN 41 009 117 293)

FINANCIAL REPORT FOR THE HALF YEAR ENDED 30 JUNE 2006

CONTENTS

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' REPORT

The directors of First Australian Resources Ltd submit herewith the financial report for the half-year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during all of and since the end of the half-year are:

Mr M J Evans
Mr C L Cavness
Mr W R Grigor

REVIEW OF OPERATIONS

The consolidated loss of the economic entity for the half-year after income tax was $1,361,065 (Half-year ended 30 June 2005 profit $205,193).

During the half year the economic entity continued to explore for oil and gas in Australia, North America, Senegal and China. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

Sales revenues of $1,813,250 from oil and gas represented an increase of 34.6% compared to the previous corresponding six monthly period revenues of $1,347,397. Gas prices averaged US$8.89 per thousand cubic feet compared to US$7.03 during the corresponding six month comparative period. Oil prices averaged US$65.22 per barrel compared to US$49.16 in the corresponding comparative reporting period.

The entity's direct share of gas sales increased by 24.52% from 69,746 thousand cubic feet to 86,847 thousand cubic feet while oil sales increased by 3.1% from 10,038 barrels to 10,349 barrels. Volume changes reflected new production from discoveries and workovers exceeding normal decline from existing wells. Longer lead times have also been experienced in bringing newer wells into the production stream due to the constraints on equipment caused by competition.

During the current half year the entity undertook drilling on 5 wells. Gas has been discovered in our first two Canadian wells at Clear Hills and Kakwa, and subject to testing, production from both projects is possible during the second half of 2006. Two wells were drilled in Louisiana resulting in one well being completed for production at Lake long and the other, a shallow Bolmex test at South Grosse Tete, failing to intersect hydrocarbons. Drilling was undertaken on the Eagle North well in California where testing for potential production is in progress.

During the half a successful bid was lodged for the first offshore block tendered by FAR and acquisition activity on a new project in the Gulf Coast area also commenced to be followed by a 3D seismic program later in the year. Subsequent to the end of the half a well was drilled offshore Galveston Bay with hydrocarbon shows determined to be non commercial.

Exploration write-offs totalled $811,664 in the current half representing unsuccessful wells in the gulf coast of the USA whereas there were no write offs in the prior comparative period. Whilst robust energy prices are helping the revenue outlook the cost of drilling and availability of drilling rigs has been an adverse factor.

Looking forward the company will focus on additional drilling activity in the USA where wells are planned for Lake long, Rainosek and West Andrew with follow up activity at both Kakwa and Clear Hills in Canada. A 3D acquisition program scheduled onshore gulf coast may also generate further drilling prospects. The entity's objectives are to expand both reserves and production while at the same time expose shareholders to a number of high impact drilling opportunities with a strong gulf coast bias.

China, Beibu Gulf

During May 2006, the Wei-6-12-South-1 exploration well, offshore southern China, discovered three hydrocarbon columns with total hydrocarbon pay of 95 metres including 80.5 metres of net oil pay. The well tested at a cumulative rate of 5,750 bbls of oil per day. An appraisal programme including two sidetrack wells followed and results are now being analysed as a precursor to likely development.

Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) estimated at 45.6 million barrels of recoverable oil were made on the Block in the 1980's and 1990's and have been upgraded by the 6-12-S1 discovery. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

Offshore Senegal

In January 2006, FAR acquired a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks located in the Mauritania-Senegal, Guinea Bissau Basin, offering potential for world class oil accumulations. The acquisition of 2,000 square km. of 3D seismic data is set to commence during December 2006 with FAR committing US$9.3 million to the program of which US$2 million was paid during the first half.

Australia

No drilling was undertaken in Australia however up to 3 wells (2 offshore) have been advanced for drilling in 2007.

Working Capital

Concurrent with the escalation in its international activities FAR undertook a significant capital raising $12.35 million (before costs of the issue) during the half and issued a new series of convertible notes. These actions have strengthened the entities financial position as more fully detailed in the interim financial report.

Investment sentiment for small oil and gas explorers listed on the Australian Stock Exchange has improved concurrent with strong energy prices. Whilst the outlook for the Company has improved significantly, exploration continues to involve high risk and high rewards dependent upon exploration outcomes.

Corporate Governance

During the period there were no changes to Corporate Governance Practices adopted by the Board, these being determined to be commensurate with best practice given the Company's size, its operations and the industry within which it participates. The Corporate governance Practice Statement is set out in the 2005 Annual Report.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 5 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 1 September 2006.

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Ltd
First Floor
87 Colin Street
WEST PERTH WA 6005

1 September 2006

Dear Board Members

First Australian Resources Ltd

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Ltd.

As lead audit partner for the review of the financial statements of First Australian Resources Ltd for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent review report to the members of First Australian Resources Ltd

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the half-year ended 30 June 2006 as set out on pages 8 to 15. The consolidated entity comprises both First Australian Resources Ltd (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach
We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standards AASB 134 'Interim Financial Reporting', so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Deloitte.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of First Australian Resources Ltd is not in accordance with the Corporations Act 2001,i ncluding:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standards AASB 134 'Interim Financial Reporting' and the Corporations Regulations 2001.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 1 September 2006

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company entity will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

M.J. Evans
Director
Perth, 1 September 2006

FIRST AUSTRALIAN RESOURCES LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT
For the half-year ended 30 June 2006

	Half-year ended 2006	2005
	$	$
Revenue from continuing operations	1 813 250	1 347 937
Other income	323 873	212 820
Direct Operating costs	(429 585)	(281 355)
Depreciation and amortisation expense	(824 762)	(581 119)
Finance costs – net	(656 940)	(20 756)
Exploration and evaluation expense	(811 664)	(2 127)
General and administrative	(766 596)	(462 089)
Other expenses	(8 641)	(8 118)
(Loss) Profit before income tax	**(1 361 065)**	**205 193**
Income tax expense	-	-
(Loss) Profit from continuing operations	**(1 361 065)**	**205 193**
(Loss) Profit for the half-year	**(1 361 065)**	**205 193**
(Loss) Profit attributable to members of First Australian Resources Limited	**(1 361 065)**	**205 193**

	Cents	Cents
Earnings per share:		
Basic (loss) profit per share	(0.4)	0.10
Diluted (loss) profit per share	(0.4)	0.07

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

FIRST AUSTRALIAN RESOURCES LTD

Condensed consolidated balance sheet
As at 30 June 2006

	30 June 2006 $	31 December 2005 $
ASSETS		
Current assets		
Cash and cash equivalents	16 206 800	9 456 868
Trade and other receivables	667 956	946 285
Other financial assets	3 913 859	29 031
Other	6 477	14 075
Total current assets	**20 795 092**	**10 446 259**
Non-current assets		
Property, plant and equipment	636 066	519 609
Oil and gas properties	10 111 404	4 765 379
Total non-current assets	**10 747 470**	**5 284 988**
Total assets	**31 542 562**	**15 731 247**
LIABILITIES		
Current liabilities		
Trade and other payables	735 627	437 613
Borrowings	599 070	616 669
Provisions	19 962	19 962
Total current liabilities	**1 354 659**	**1 074 244**
Non-current liabilities		
Borrowings	4 852 681	-
Provisions	41 300	41 370
Total non-current liabilities	**4 893 981**	**41 370**
Total liabilities	**6 248 640**	**1 115 614**
Net assets	**25 293 922**	**14 615 633**
EQUITY		
Issued Capital	53 639 210	42 106 852
Reserves	692 095	185 099
Accumulated losses	(29 037 383)	(27 676 318)
Total equity	**25 293 922**	**14 615 633**

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

FIRST AUSTRALIAN RESOURCES LTD

Condensed consolidated statement of changes in equity
For the half-year ended 30 June 2006

	Share capital	Reserves				Accumulated Losses	Total Attributable to equity holders of the parent
		Option Reserve	Equity component on convertible notes	Foreign currency translation reserve	Total		
	$	$	$	$	$	$	$
Balance at 1 January 2005	**33 222 541**	**249 572**	**-**	**(244 369)**	**5 203**	**(26 769 540)**	**6 458 204**
Share based payments	(100 000)	100 000			100 000		-
Exchange differences arising on translation of foreign operations				97 791	97 791		97 791
Net income recognised directly in equity	**(100 000)**	**100 000**	**-**	**97 791**	**197 791**		**97 791**
Profit for the period						205 193	205 193
Total recognised income and expense	**(100 000)**	**100 000**	**-**	**97 791**	**197 791**	**205 193**	**302 984**
Issue of shares	1 292 999						1 292 999
Conversion of listed options into shares	16	(16)			(16)		-
Share issue costs	(86 655)						(86 655)
Balance at 30 June 2005	**34 328 901**	**349 556**	**-**	**(146 578)**	**202 978**	**(26 564 347)**	**7 967 532**
Balance at 1 January 2006	**42 106 852**	**133 340**	**-**	**51 759**	**185 099**	**(27 676 318)**	**14 615 633**
Share based payments		-					-
Exchange differences arising on translation of foreign operations				(30 323)	(30 323)		(30 323)
Recognition of equity component on convertible notes			537 319		537 319		537 319
Net income recognised directly in equity	**-**	**-**	**537 319**	**(30 323)**	**506 996**	**-**	**506 996**
Profit (Loss) for the period						(1 361 065)	(1 361 065)
Total recognised income and expense	**-**	**-**	**537 319**	**(30 323)**	**506 996**	**(1 361 065)**	**(854 069)**
Issue of shares	12 363 468						12 363 468
Share issue costs	(831 110)						(831 110)
Balance at 30 June 2006	**53 639 210**	**133 340**	**537 319**	**21 436**	**692 095**	**(29 037 383)**	**25 293 922**

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

FIRST AUSTRALIAN RESOURCES LTD

Condensed Consolidated cash flow statement

For the half-year ended 30 June 2006

	30 June 2006 $	30 June 2005 $
Cash flows from operating activities		
Receipts from customers	2 128 169	1 179 859
Payments to suppliers and employees	(1 243 917)	(2 207 291)
Interest and other costs of finance paid	(235 284)	(21 695)
Net cash provided by/(used in) operating activities	**648 968**	**(1 049 127)**
Cash flows from investing activities		
Payments for oil and gas properties	(434 087)	(44 140)
Payments for property, plant and equipment	(45 851)	(93 846)
Payments for capitalised exploration	(6 320 913)	-
Interest received	274 905	39 765
Proceeds from sale of oil and gas properties	-	136 028
Proceeds from sale of property, plant and equipment	-	19 008
Other	(938)	-
Net cash (used in)/provided by investing activities	**(6 526 884)**	**56 815**
Cash flows from financing activities		
Proceeds from issues of equity securities	12 363 469	1 292 999
Payment for share issue costs	(808 640)	(77 776)
Payment for commercial bills	(3 911 477)	-
Proceeds from issue of debt securities	5 390 000	-
Payment for debt issue costs	(417 140)	-
Net cash provided by financing activities	**12 616 212**	**1 215 223**
Net increase in cash and cash equivalents	6 738 296	222 911
Cash and cash equivalents at the beginning of the half-year	9 483 346	2 061 794
Effects of exchange rate changes on cash and cash equivalents held in foreign currency	(14 842)	13 185
Cash and cash equivalents at end of half-year	**16 206 800**	**2 297 890**

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

1. Basis of preparation

The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 134 *Interim Financial Reporting*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting.* The half-year financial report does not include all the notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Except where indicated otherwise, all amounts are presented in Australian dollars.

2. Significant accounting policies

The condensed financial statements have been prepared under the historical cost convention, except where applicable, for the revaluation of oil and gas properties and certain financial instruments. The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2005 annual financial report for the year ended 31 December 2005, unless otherwise described herein.

3. Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the Australia, the United States of America, Canada, China and Senegal. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment accounting policies are the same as the consolidated entity's policies described in Note 2. Segment results are classified in accordance with their use within geographic segments regardless of legal entity ownership.

Half year 2006

	Australia	USA	Canada	China	Senegal
	$	$	$	$	$
Revenue					
Oil and gas sales		1 813 250			
Other revenue	319 369	4 504			
Inter-segment revenue					
Total Segment revenue	**319 369**	**1 817 754**	**-**	**-**	**-**
Segment Result	**(840 210)**	**(517 538)**	**-**	**(3 317)**	**-**

Half year 2005

	Australia	USA	Canada	China	Senegal
	$	$	$	$	$
Revenue					
Oil and gas sales		1 347 397			
Other revenue	40 980	172 380			
Inter-segment revenue					
Total Segment revenue	**40 980**	**1 519 777**			
Segment Result	**(326 683)**	**532 352**	**-**	**(476)**	**-**

4. Unusual transactions included in results for the half-year

	Half-year 2006 $	2005 $
Loss for the half-year before income tax includes the following items that are unusual because of their nature, size or incidence:		
Expenses		
Exploration expenditure written off	811 664	-

5. Issuances of equity securities

The following equity securities were issued during the half-year to raise working capital for the Company.

A placement of 7,700,000 unsecured convertible notes at 70 cents each was completed on 14 February 2006 raising $5,390,000 before issue costs. Each note carries a coupon rate of 10 percent payable quarterly in arrears and is convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The Notes are quoted on the ASX. The financial liability component of $4,852,681 has been calculated by discounting the face value of the convertible notes together with the interest payable thereon over the maturity period, being 1,081 days. The discount rate used is 15%, representing the directors' estimate of the interest rate applicable to a debt instrument issued under similar terms with a similar maturity period. The equity component of $537,319 is calculated as the face value of the note, less the financial liability component.

On 12 May 2006 an employee converted 134,687 June 2007 incentive options into ordinary shares by payment of 10 cents each raising $13,469.

Following shareholder approval, the Company allotted 95 million ordinary shares on 9 June 2006 at an issue price of 13 cents raising $12,350,000 before costs. Costs associated with the capital raising amounted to $831,110.

6. Contingencies and commitments

(a) On 10 January 2006, the Company executed a letter of intent ("letter") and attendant Confidentiality Agreement to participate for a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity. The total cost of the program, including land and seismic costs, prior to drilling activity is expected to approach US$3.4 million of which the Company will contribute approximately US$1.36 million. At the balance date US$418,468 had been spent by the Company under this program. The Company may recover certain of these costs by future farm out of prospects generated.

(b) On 20 January, the Company reached an agreement with Hunt Oil Company of Dallas, Texas, to acquire a 30 percent interest in three concessions offshore Senegal with potential for world class oil accumulations. Under the agreement the Company will partner Senegal Hunt Oil Company by contributing approximately US$9.3 million toward a proposed 2000 sq km 3D seismic acquisition program commencing late third quarter 2006. At the balance date the Company had contributed US$2 million toward this program.

(c) The terms of the Clear Hills (Canada) participation agreement provide that within 90 days of rig release of the rig used to complete or abandon Test Well 1, the Company will pay $49,650 Canadian Dollars (AUD$58,425) in prospect costs. Within 90 days of rig release of the rig used to complete or abandon Test Well 2, the Company will pay a further $33,090 Canadian ($38,939) in prospect costs. Upon the Company having received its 15 percent proportionate share of $2,000,000.00 Canadian in gross revenue from all wells drilled on the Clear Hills properties, the company will pay a further amount of $27,585 Canadian ($32,460) which sum represents the balance of the geological and geophysical prospect expenses. At the balance date no payments were due under the terms of this agreement.

6. Contingencies and commitments (continued)

(d) The terms of the Kakwa (Canada) participation agreement provide that within 60 days of rig release of the initial Test Well, the Company will pay $114,472 Canadian ($134,705) toward geological and geophysical expenses. At the balance date no payments were due under the terms of this agreement.

(e) The company has guaranteed a loan facility granted to a controlled entity. At balance date the amount guaranteed totalled $599,070. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

(f) The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

(g) A deed of indemnity has been entered into between the company and the wholly owned controlled Australian entities to meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives.

7. Subsequent events

(a)The Galveston Bay State Tract 135B well was drilled offshore Gulf of Mexico during August 2006 and has been plugged and abandoned. Prepaid costs of $241,777 have been written off as exploration expenditure during the half year.

(b) On the 27 July 2006, the Company allotted 5,000,000 incentive options to a consultant. The options have varying vesting and expiry dates. Option pricing models adopted by the company for accounting purposes have valued the options package at $198,365. The financial effect of this event has not been recognised.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.